SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

PayMeOn, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

70438T101
(CUSIP Number)

May 23, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70438T101	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS M Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 850,000 shares of Common Stock
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 850,000 shares of Common Stock
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.96%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 70438T101	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Benjamin Mayer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 850,000 shares of Common Stock
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 850,000 shares of Common Stock
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.96%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 70438T101	13G	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is PayMeOn, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 2599 North Federal Highway, Fort Lauderdale, Florida 33305.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred  to herein as "Reporting Persons," with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

M Capital

(i) M Capital Partners, LLC ("M Capital"), with respect to the shares of Common Stock held by M Capital.

Reporting Individuals

(ii)  Mr. Benjamin Mayer ("Mr. Mayer"), with respect to the shares of Common Stock held by M Capital.  Mr. Mayer is the sole member of M Capital and has the power to exercise investment discretion of M Capital.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is: 250 West 55th Street, 14th Floor New York, NY 10019

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value (the "Common Stock")

CUSIP No. 70438T101	13G	Page 6 of 8 Pages

Item 2(e).	CUSIP NUMBER:

70438T101
Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________

Item 4.	OWNERSHIP .

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 14,273,637 shares of Common Stock issued and outstanding as of May 20, 2016, as represented in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 23, 2016.

CUSIP No. 70438T101	13G	Page 7 of 8 Pages

Mr. Mayer, who is the sole member and has the power to exercise investment discretion of M Capital, may be deemed to be the beneficial owner of all shares of Common Stock held by M Capital.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 70438T101	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 22, 2016

M CAPITAL PARTNERS, LLC

By: /s/ Benjamin Mayer
Name: Benjamin Mayer
Title: President

/s/ Benjamin Mayer
Benjamin Mayer